As filed with the Securities and Exchange Commission on June 7, 2007.
                                                    Registration No. 333 - 11106
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                                AKTIEBOLAGET SKF
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                SKF Incorporated
                   (Translation of issuer's name into English)

                                 --------------

                                Kingdom of Sweden
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                                 Timothy Gifford
                  Secretary and General Counsel - SKF USA, Inc.
                                1111 Adams Avenue
                            Norristown, PA 19403-2403
                                 (610) 630-2800

   (Address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------
                                   Copies to:

        James M. Bartos, Esq.                        Patricia Brigantic, Esq.
       Shearman & Sterling LLP                            Citibank, N.A.
           9 Appold Street                       388 Greenwich Street -17h Floor
      London, England EC2A 2AP                       New York, New York 10013

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                        |X| immediately upon filing.
                                        |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|
--------------------------------------------------------------------------------

      This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                                    Location in Form of American
                                                                                    Depositary Receipt ("Receipt")
Item Number and Caption                                                             Filed Herewith as Prospectus
-----------------------                                                             ----------------------------
1.   Name of Depositary and address of its principal executive office               Face of Receipt - Introductory Paragraph.

2.   Title of Receipts and identity of deposited securities                         Face of Receipt - Top Center and
                                                                                    Introductory Paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities represented by one American        Face of Receipt - Upper right corner.
              Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited securities            Reverse of Receipt - Paragraphs (16) and (17).

       (iii)  The collection and distribution of dividends                          Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy soliciting             Face of Receipt - Paragraph (13);
              material                                                              Reverse of Receipt - Paragraph (16).



       (v)    The sale or exercise of rights                                        Reverse of Receipt - Paragraphs (14) and (16).

       (vi)   The deposit or sale of securities resulting from dividends,           Face of Receipt - Paragraphs (3) and (6);
              splits or plans of reorganization                                     Reverse of Receipt - Paragraph (14).


       (vii)  Amendment, extension or termination of the deposit agreement          Reverse of Receipt - Paragraphs (21) and (22)-
                                                                                    no provision for extensions.

       (viii) Rights of holders of Receipts to inspect the transfer books of the    Face of Receipt - Paragraph (13).
              Depositary and the list of holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw the underlying     Face of Receipt - Paragraphs (2), (3), (4), (6),
              securities                                                            (7), (9) and (10).

                                                                                    Location in Form of American
                                                                                    Depositary Receipt ("Receipt")
Item Number and Caption                                                             Filed Herewith as Prospectus
-----------------------                                                             ----------------------------
       (x)    Limitation upon the liability of the Depositary                       Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly or indirectly on
              holders of ADSs                                                       Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION                                                       Face of Receipt - Paragraph (13).

      The Company has been subject to the periodic reporting requirements of the Exchange Act, and has filed certain reports with, and submitted certain reports to, the Commission, which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F ("Form 15F") with the Commission, which has suspended the Company's duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company's duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate and the Company will, pursuant to Rule 12g3-2(e)(1), receive the exemption from the reporting obligations of the Exchange Act provided by Rule 12g3-2(b). In order to satisfy the conditions of Rule 12g3-2(b), the Company intends to publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and to translate the information so published into English in accordance with the instructions to Rule 12g3-2(e). The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information. The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

            The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among AKTIEBOLGAET SKF, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement").
              -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Amended and Restated Deposit Agreement, dated as of December 7, 1999, by and among AKTIEBOLGAET SKF, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. *

      (e)     Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Filed herewith as Exhibit (f).

----------
* Previously filed and incorporated herein by reference to Registration Statement Nos. 333-11106 and 033-00241.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of December 7, 1999, as amended by Amendment No. 1, by and among Aktiebolaget SKF, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of June 2007.

                                        Legal entity created by the Amended and
                                        Restated Deposit Agreement under which
                                        the American Depositary Receipts
                                        evidencing American Depositary Shares
                                        registered hereunder are to be issued,
                                        each American Depositary Share
                                        representing one (1) Non-Restricted B
                                        Share, nominal value SEK 2.50 each, of
                                        Aktiebolaget SKF.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Susanna Ansala
                                            ------------------------------------
                                            Name: Susanna Ansala
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Aktiebolaget SKF certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Gothenburg, Sweden, on June 7, 2007.

                                        AKTIEBOLAGET SKF


                                        By: /s/ Carina Bergfelt
                                            ------------------------------------
                                            Name: Carina Bergfelt
                                            Title:


                                        By: /s/ Tore Bertilsson
                                            ------------------------------------
                                            Name: Tore Bertilsson
                                            Title:

                               POWERS OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on 24 April 2007.

Signature                        Title
---------                        -----


           *                     President, Chief Executive Officer and Director
------------------------
Tom Johnstone


           *                     Chairman of the Board
------------------------
Anders Scharp


/s/ Tore Bertilsson              Chief Financial Officer
------------------------
Tore Bertilsson


           *                     Chief Accounting Officer
------------------------
Kristina Franzen


           *                     Director
------------------------
Vito H Baumgartner

Signature                        Title
---------                        -----


           *                     Director
------------------------
Clas Ake Hedstrom


           *                     Director
------------------------
Ulla Litzen


           *                     Director
------------------------
Winnie Kin Wah Fok


           *                     Director
------------------------
Leif Ostling


           *                     Director
------------------------
Eckhard Cordes


           *                     Director and Employee Representative
------------------------
Lennart Larsson


           *                     Director and Employee Representative
------------------------
Goran Johansson


           *                     Director
------------------------
Lena Treschow Torell


           *                     Director
------------------------
Hans-Olov Olsson


           *                     Authorized Representative in the U.S.
------------------------
Timothy Gifford


* By /s/ Tore Bertilsson
     -------------------
     Tore Bertilsson
     Attorney-in-fact

                                Index to Exhibits

                                                                   Sequentially
Exhibit              Document                                      Numbered Page
-------              --------                                      -------------
(a)(i)               Form of Amendment No. 1 to Amended and
                     Restated Deposit Agreement.

(a)(ii)              Amended and Restated Deposit Agreement,
                     dated as of December 7, 1999.

(e)                  Certification under Rule 466.

(f)                  Powers of Attorney.